FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2004

Commission File Number 001-31739

GAMMON LAKE RESOURCES INC.
(Translation of registrant’s name into English)

202 Brownlow Ave., Cambridge 2, Suite 306 Dartmouth, Nova Scotia B3B 1T5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GAMMON LAKE RESOURCES INC.

Date: December 13, 2004	By: "Fred George" Fred George President

GAMMON LAKE RESOURCES INC.
202 Brownlow Avenue, Cambridge 2, Suite 306
Dartmouth, Nova Scotia, B3B 1T5
Tel: 902-468-0614 Fax: 902-468-0631
www.gammonlake.com
TSX:GAM / AMEX:GRS / BSX:GL7

Press Release 11-2004	November 24, 2004

Gammon Lake Announces Private Placement Financing of
CDN $110,000,000 is Fully Subscribed

Gammon Lake Resources Inc. (TSX: GAM; AMEX: GRS) announces the $110,000,000 private placement reported in on November 23, 2003 is fully subscribed. Gammon Lake will sell, by private placement, 15,715,000 Special Warrants at a price of CDN $7.00 per Special Warrant for gross proceeds of CDN $110,005,000.

The Special Warrants are exercisable by the holders thereof at any time on or before 5:00 p.m. (Toronto time) on the earlier of: (i) the 6th business day after the later of (a) a receipt is issued by the last of the securities regulatory authorities in each of the offering jurisdictions in Canada within which purchasers of Special Warrants are resident for a final prospectus qualifying the issue of common shares to be issued upon the exercise of Special Warrants, and (b) the Form F-10 registration statement registering the common shares underlying the Special Warrants is declared effective by the U.S. Securities and Exchange Commission; and (ii) the first business day following the date which is 4 months after the Closing Date. The offering is subject to regulatory approval and is expected to close on or before December 14, 2004.

Gammon Lake Resources Inc. is a Nova Scotia based mineral exploration Company with properties in Mexico. The Company’s website is www.gammonlake.com. Shares of the Company trade on the Toronto Stock Exchange under the symbol GAM; and in the U.S. on the AMEX under the symbol GRS.